October 9, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 26, 2024
           File No. 333-279385
Dear Michael Winston:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed September 26, 2024 The Selling Stockholder Transaction, page 5

1. We note your response to prior comment one and your disclosure here that each share of Series B Preferred Stock converts into a number of shares of your Common Stock, subject to certain limitations, including a beneficial ownership limitation of 4.99%
       (calculated in accordance with the rules promulgated under Section 13(d) of the
       Securities Exchange Act of 1934, as amended (   Exchange Act   )), which
can be
       adjusted to a beneficial ownership limitation of 9.99% upon 61 days prior written notice by the Selling Stockholder. Please revise your disclosure to clearly state, if true, that the beneficial ownership limitation does not prevent the Selling Stockholder from
 October 9, 2024
Page 2

      selling some of its holdings and then receiving additional shares; and that, in this way, the Selling Stockholder could sell more than the beneficial ownership limitation while never holding more than this limit.
       Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Kate Bechen